UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form N-SAR

               For Period Ended:  December 31, 2000

               |_|  Transition  Report on Form  10-K
               |_|  Transition Report  on Form  20-F
               |_|  Transition  Report on Form 11-K
               |_|  Transition   Report   on  Form  10-Q
               |_|  Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________

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             Read instruction (on back page) Before Preparing Form.
 Please Print or Type. Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Convergence Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable


102 West 500 South, Suite 320
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Address of Principal Executive Office (Street and Number


Salt Lake City, Utah  84101
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Scott R. Carpenter                  (801)                532-1234
---------------------------------     ------------------    --------------------
            (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X|Yes  |_| No
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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Convergence Communications, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  April 2, 2001            By:     /s/ Jerry Slovinski
                                       -----------------------------------------
                                        Jerry Slovinski, Chief Financial Officer

                                   ATTACHMENT

PART III.  NARRATIVE RESPONSE

         Registrant has entered into a vendor financing relationship with Alcatel, pursuant to which Alcatel will design and build Registrant's pan-regional telecommunications network and finance those design and build activities. The Alcatel relationship is Registrant's primary financing relationship.

         Registrant has engaged, and continues to engage, in a number of discussions with Alcatel regarding the characterization of Registrant's obligations to Alcatel for financial reporting purposes. Registrant is also engaged in continuing discussions with its independent public accountants and legal counsel regarding the characterization of those obligations and the impact that the characterization of those obligations would have on Registrant's financial statements. Because of the materiality of the Alcatel financing arrangement to Registrant's business, operations and financial statements, Registrant believes that any disclosure regarding the characterization of its obligations to Alcatel, and the impact that any such characterization would have on Registrant's financial statements, could be materially misleading. Registrant believes, however, that its discussions with Alcatel regarding the characterization of its obligations under the financing arrangement will be finalized, and that its annual report on Form 10-KSB will be filed, on or before the fifteenth day following the prescribed due date for such report.